LELANTOS
HOLDINGS

October 1, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Energy and Transportation
Washington, D.C.

**Re: Lelantos Holdings, Inc.**
**Amendment No. 7 to Offering Statement on Form 1-A**
**Filed September 11, 2024**
**File No. 024-12414**

Dear Anuja Majmudar:

Pursuant to the commentary letter provided on September 24, 2024, I have outlined responses to each of the items listed in the commentary letter. Corresponding amendments have been made to the body of the Offering Statement as well. Additionally, we have attached an opinion letter from our attorney.

## *Amendment No. 7 to Offering Statement on Form 1-A filed September 11, 2024 Business Overview, page 7*

*1. We note your response to prior comment 1. Please revise your disclosure which suggests that you are currently working to achieve numerous business objectives intended to consolidate your industry to clarify that you hope or intend to pursue this objective. In this regard, we note that you are an early-stage company and your disclosure should not overstate the extent of your operations. Make similar revisions throughout the offering statement.*

**Response**

**In the prior Commentary Letter received 9/6/2024, the following was requested: *"We note your disclosure stating that you have a "vision of being at the forefront of innovation in a dynamic industry as well as providing solutions that overcome the traditional obstacles within the sector." Please enhance your disclosure to clarify what you mean by each of the identified obstacles which include finance barriers, bifurcated providers, complete logistics issues and incomplete solutions under one house. Also disclose how you plan to provide solutions to each of these obstacles."***

**In our response and amended offering, posted 9/10/2024 we clarified our vision statement to include a description of each of the objectives and how we intend or or how we are actively working to accomplish these goals. Your statement indicating that we are overstating the extent of our operations is baseless and subjective.**

- **A vision statement is a written document that describes an organization's long-term goals and aspirations for the future. It's a concise statement that provides a**

**big-picture view of what the organization does and where it's going. The vision we are describing in the circular is the basis for our operations and what we are actively working towards accomplishing within the Renewable Energy industry.**

- **The activities described in the amended offering circular (and listed below) ARE activities we are currently working towards on a daily basis. It is clear in the circular that these are activities that will accomplish the goals outlined in our vision.**
  - Uniting several lending options under one roof with a unified portal that will provide multiple financial products for individual projects with a 48-hour turn-around time.
  - Connecting finance providers, vendors, and distributors to ensure that all Lelantos' preferred equipment providers on are approved by the financiers and distributors we use. This will ensure more consistent pricing and availability and dramatically enhance operational efficiency.
  - Creating relationships with new logistics partners and warehousing to develop strategically located "equipment" hubs for project deployment.
  - The ultimate goal is to assimilate the solutions listed above into a single platform that streamlines the entire renewable energy project process – from customer intake all the way through project development and construction.
- **Stating that our daily activities that we are executing that strive to accomplish these goals is a completely subjective opinion and we do not feel we need to adjust the circular to ascribe to the subjective opinion offered. We would rather completely delete the section that describes our Vision or leave as is as adjusting it would be non-factual and to simply placate the subjective opinion you have provided.**

## *Item 16. Index to Exhibits, page 7*

*2. We are unable to locate your response to prior comment 4. Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 of Form 1-A. In addition, the number assigned to an exhibit in the exhibit index should correspond to the number assigned to the exhibit filed on the EDGAR system and the title assigned to an exhibit in the exhibit index should correspond to the title assigned to the exhibit filed on the EDGAR system. Revise accordingly.*

**Response**

**Respectfully you are mentioning page 7 above. No items pertaining to the index are listed on page 7. A table of contents is listed on page 5 for items in Part II of the offering. Per the instructions for the offering circular listed in the following SEC guidance form: https://www.sec.gov/files/form1-a.pdf an index is provided as Item 16 that contains the following:**

- **(a) An exhibits index must be presented at the beginning of Part III.**
- **(b) Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 below.**

**Referencing the amended document uploaded to EDGAR per the last Commentary Letter:**
**https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/partiiandiii.htm**
**an index of the Exhibits is provided on page 54:**

**Item 16. Index to Exhibits**

- Exhibit A - Lelantos Employee Stock Opportunity Program
- Exhibit B - Outstanding Convertible Promissory Notes
- Exhibit C - Lelantos Holdings and Lelantos Energy Organizational Documents
- Exhibit D - Eco Management Equity Acquisition Agreement
- Exhibit E - Legal Opinion
- Exhibit F - Subscription Agreement
- Exhibit G - Legal Analysis of 1940 Investment Company Act and Application to Issuer
- Exhibit H - Corporate Subsidiaries Organization Chart
- Exhibit I - Preferred A Shares Purchase Agreement

54

**Each Exhibit is hyperlinked from the index and each Exhibit has the corresponding Exhibit Number and Name that is listed on the Exhibit Index:**

**Exhibit A - Lelantos Employee Stock Opportunity Program:**
**https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exa.htm**

- Exhibit A - Lelantos Employee Stock Opportunity Program

# Exhibit A

## Lelantos Employee Stock Opportunity Program

**Exhibit B - Outstanding Convertible Promissory Notes:**
https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exb.htm

- Exhibit B - Outstanding Convertible Promissory Notes

# Exhibit B

## Outstanding Convertible Promissory Notes

**Exhibit C - Lelantos Holdings and Lelantos Energy Organizational Documents:**
https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exc.htm

- Exhibit C - Lelantos Holdings and Lelantos Energy Organizational Documents

# Exhibit C

## Lelantos Holdings and Lelantos Energy Organizational Documents

**Exhibit D - Eco Management Equity Acquisition Agreement:**
https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exd.htm

- Exhibit D - Eco Management Equity Acquisition Agreement

# Exhibit D

## Eco Management Equity Acquisition Agreement

**Exhibit E - Legal Opinion:**
https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exe.htm

# Exhibit E

## Legal Opinion

- Exhibit E - Legal Opinion

**Exhibit F - Subscription Agreement:**
https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exf.htm

- Exhibit F - Subscription Agreement

# Exhibit F

# Subscription Agreement

**Exhibit G - Legal Analysis of 1940 Investment Company Act and Application to Issuer:**
https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exg.htm

- Exhibit G - Legal Analysis of 1940 Investment Company Act and Application to Issuer

# Exhibit G

# Legal Analysis of 1940 Investment Company Act and Application to Issuer

**Exhibit H - Corporate Subsidiaries Organization Chart:**
https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exh.htm

- Exhibit H - Corporate Subsidiaries Organization Chart

# Exhibit H

# Corporate and Subsidiaries Organization Chart

**Exhibit I - Preferred A Shares Purchase Agreement:**
https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/exi.htm

- Exhibit I - Preferred A Shares Purchase Agreement

# Exhibit I

# Preferred A Shares Purchase Agreement

**Respectfully, please indicate EXACTLY how this is incorrect and does not follow the instructions provided.**

## *Determination of Offering Price, page 25*

*3. We note your disclosure that the offering price is not fixed. Please revise to confirm, if true, that the offering price of $.20 is fixed. Make appropriate changes throughout, as necessary.*

**Response**

**Respectfully, the price indicated on Page 25 is fixed:**

"The Company will receive the proceeds from the sale of up to 100,000,000 shares being offered less fees and expenses due to accountants, auditors and attorneys, as well as any fees due to regulators, data providers, PR news services, the transfer agent or OTC Markets. The Company's shares will be sold to purchasers by the Officers of the Company. **All shares sold under this offering circular will be sold at $.20 per share."**

**Please see the highlighted text above. Semantically, it is impossible for anyone to read that statement and indicate that the price is not fixed. Listed below are all areas where the price is mentioned in the offering circular and the corresponding page number and statement. As you can see, all areas indicate a fixed price. I am unsure how this could be misconstrued as indicating a price range or a non-fixed price:**

1. **Page 2: All of the shares being qualified for sale by the Company will be sold at a price of $.20 for the duration of the Offering. Any funds received will be immediately available to us. There is no guarantee that we will sell any of the securities being offered in this offering.**
    a. **This is a fixed price.**
2. **Page 11: Through this offering, we intend to qualify 100,000,000 shares for offering to the public. We are offering these shares at a price per share of $.20. We will receive all proceeds from the sale of the common stock.**
    a. **This is a fixed price.**
3. **Page 11: Up to 100,000,000 shares of common stock priced at $.20.**
    a. **This is a fixed price.**
4. **Page 11: We will sell the shares at price per share of $0.20.**
    a. **This is a fixed price.**
5. **Page 11: 168,859,971 common shares will be issued and outstanding if we sell all the shares, we are offering herein at a price of $.20.**
    a. **This is a fixed price.**
6. **Page 22: Outstanding and 168,859,971 shares will be issued and outstanding after this offering terminates (assuming all shares have been sold at the price of $.20).**
    a. **This is a fixed price.**
7. **Page 24: The price of the current offering is priced at $.20 per share**
    a. **This is a fixed price.**
8. **Page 25: The Company's shares will be sold to purchasers by the Officers of the Company. All shares sold under this offering circular will be sold at $.20 per share.**
    a. **This is a fixed price.**
9. **Page 27: The offering price per share is $0.20. The following table sets forth the uses of proceeds assuming the sale of 100%, 75%, 50%, and 25% of the securities offered for sale by the Company based on a net price of $.20. There is no assurance that we will raise the full $20,000,000 as anticipated.**

a. **This is a fixed price.**

10. **Page 28: All totals reflect the price of $.20 based on the price of shares in the offering.**
    a. **This is a fixed price.**

## ***Signatures, page 61***

*4. We note your response to our prior comment 6 and re-issue it as the offering statement still appears to only be executed on behalf of the Company. Please revise your signature page to include the second part of the signatures page that "This offering statement has been signed by the following persons in the capacities and on the dates indicated" and include the required signatures and titles thereunder. In that regard, specifically revise to have the offering statement signed by the principal financial officer, the principal accounting officer and a majority of the members of your board of directors in their individual capacities. See Instructions to Signatures for Form 1-A.*

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, September 11, 2024.

**Lelantos Holdings, Inc., a Florida corporation**

| | | | |
|---|---|---|---|
| By: | */s/ Nathan Puente* | By: | */s/ Nathan Puente* |
| Title: | Principal Executive Officer | Title: | Director |
| By: | */s/ Joshua Weaver* | By: | */s/ Joshua Weaver* |
| Title: | Principal Accounting officer | Title: | Director |
| By: | */s/ Joshua Weaver* | By: | */s/ Sean Land* |
| Title: | Principal Financial Officer | Title: | Director |

53

**Response**

**The offering statement was signed by the principal financial officer, the principal accounting officer and a majority of the members of your board of directors in their individual capacities. Respectfully, please indicate EXACTLY how this is incorrect per the above-stated instructions.**

Truly Yours
Nathan Puente

CEO
Lelantos Holdings
Nathan@Lelantos.Group
520-256-2248

Morris Legal

**Patrick Ryan Morris, Esq.**

**Morris Legal Corp.**
28 Laight Street, 2nd Floor
New York, New York 10013

**Direct:** +1 (917) 621-1110
**Main:** +1 (646) 692-4012
**Fax:** +1 (929) 296-7680
**Email:** prm@patrickmorrislaw.com

**www.patrickmorrislaw.com**

October 4, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Energy and Transportation
Washington, D.C.

Re: Lelantos Holdings, Inc. (the "Issuer")
Amendment No. 7 to Offering Statement on Form 1-A
Filed September 11, 2024
File No. 024-12414

To Whom It May Concern:

My firm has been asked to provide our opinion regarding "Amendment No. 7 to Offering Statement on Form 1-A."

Pursuant to the commentary letter provided on September 24, 2024 ("Commission Letter"), my firm has reviewed the outlined responses to each of the items listed in the commentary letter as well as the corresponding amendments which have been made to the body of the Offering Statement. It is our opinion that the Issuer has adequately addressed the comments ("Commission Comments") contained in the Commission Letter.

For each Commission Comment below, we have provided the Issuer Response and our opinion of each:

**Commission Comment #1.**

*Amendment No. 7 to Offering Statement on Form 1-A filed September 11, 2024, Business Overview, page 7*

*1. We note your response to prior comment 1. Please revise your disclosure which suggests that you are currently working to achieve numerous business objectives intended to consolidate your industry to clarify that you hope or intend to pursue this objective. In this regard, we note that you are an early-stage company and your disclosure should not overstate the extent of your operations. Make similar revisions throughout the offering statement.*

**Response**

In the prior Commentary Letter received 9/6/2024, the following was requested: *"We note your disclosure stating that you have a "vision of being at the forefront of innovation in a dynamic industry as well as providing solutions that overcome the traditional obstacles within the sector."*

*Please enhance your disclosure to clarify what you mean by each of the identified obstacles which include finance barriers, bifurcated providers, complete logistics issues and incomplete solutions under one house. Also disclose how you plan to provide solutions to each of these obstacles."*

In our response and amended offering, posted 9/10/2024 we clarified our vision statement to include a description of each of the objectives and how we intend or how we are actively working to accomplish these goals. Your statement indicating that we are overstating the extent of our operations is baseless and subjective.

- A vision statement is a written document that describes an organization's long-term goals and aspirations for the future. It's a concise statement that provides a big-picture view of what the organization does and where it's going. The vision we are describing in the circular is the basis for our operations and what we are actively working towards accomplishing within the Renewable Energy industry.
- The activities described in the amended offering circular (and listed below) ARE activities we are currently working towards on a daily basis. It is clear in the circular that these are activities that will accomplish the goals outlined in our vision.
- Uniting several lending options under one roof with a unified portal that will provide multiple financial products for individual projects with a 48-hour turn-around time.
- Connecting finance providers, vendors, and distributors to ensure that all Lelantos' preferred equipment providers on are approved by the financiers and distributors we use. This will ensure more consistent pricing and availability and dramatically enhance operational efficiency.
- Creating relationships with new logistics partners and warehousing to develop strategically located "equipment" hubs for project deployment.
- The ultimate goal is to assimilate the solutions listed above into a single platform that streamlines the entire renewable energy project process – from customer intake all the way through project development and construction.
- Stating that our daily activities that we are executing that strive to accomplish these goals is a completely subjective opinion and we do not feel we need to adjust the circular to ascribe to the subjective opinion offered. We would rather completely delete the section that describes our Vision or leave as is as adjusting it would be non-factual and to simply placate the subjective opinion you have provided.

**Opinion**

We are of the opinion that the Issuer Response to the 1st Commission Comment, adequately defines the business objective of the Issuer. As to the Commission Comment, it is further our opinion that the Issuer, while clearly aspirational in its business objectives, has not overstated the extend of its business operations.

Having interviewed the principals extensively over the past month, we conclude that the principals are actively pursuing the Business Objective contained in the Offering. We have further observed substantial progress in the form of agreements, contracts and proposals that would appear to further support the conclusion that the Issuer has fairly and reasonably stated its Business Objectives and that the Issuer is committing reasonable resources in the form of time and effort to advance its stated objectives.

**<u>Commission Comment #2.</u>**

***Item 16. Index to Exhibits, page 7***

*2. We are unable to locate your response to prior comment 4. Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 of Form 1-A. In addition, the number assigned to an exhibit in the exhibit index should correspond to the number assigned to the exhibit filed on the EDGAR system and the title assigned to an exhibit in the exhibit index should correspond to the title assigned to the exhibit filed on the EDGAR system. Revise accordingly.*

**Response**

Respectfully you are mentioning page 7 above. No items pertaining to the index are listed on page 7. A table of contents is listed on page 5 for items in Part II of the offering. Per the instructions for the offering circular listed in the following SEC guidance form: https://www.sec.gov/files/form1-a.pdf an index is provided as Item 16 that contains the following:

- (a) An exhibits index must be presented at the beginning of Part III.
- (b) Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 below.

Referencing the amended document uploaded to EDGAR per the last Commentary Letter: https://www.sec.gov/Archives/edgar/data/2006925/000149315224035755/partiiandiii.htm an index of the Exhibits is provided on page 54:

Each Exhibit is hyperlinked from the index and each Exhibit has the corresponding Exhibit Number and Name that is listed on the Exhibit Index:
Exhibit A - Lelantos Employee Stock Opportunity Program:
Exhibit B - Outstanding Convertible Promissory
Exhibit C - Lelantos Holdings and Lelantos Energy Organizational Documents:
Exhibit D - Eco Management Equity Acquisition Agreement:
Exhibit E - Legal Opinion:
Exhibit F - Subscription Agreement:
Exhibit G - Legal Analysis of 1940 Investment Company Act and Application to Issuer:
Exhibit H - Corporate Subsidiaries Organization Chart:
Exhibit I - Preferred A Shares Purchase Agreement:

Respectfully, please indicate EXACTLY how this is incorrect and does not follow the instructions provided.

**Opinion**

We are of the opinion that the Issuer Response to the 2nd Commission Comment, adequately conforms to the Commissions instructions. As to the Commission Comment, it is further our opinion that the Issuer has reasonably conformed with the Commission Comment.

**Commission Comment #3.**

*Determination of Offering Price, page 25*
*3. We note your disclosure that the offering price is not fixed. Please revise to confirm, if true, that the offering price of $.20 is fixed. Make appropriate changes throughout, as necessary.*

**Response**

Respectfully, the price indicated on Page 25 is fixed:

"The Company will receive the proceeds from the sale of up to 100,000,000 shares being offered less fees and expenses due to accountants, auditors and attorneys, as well as any fees due to regulators, data providers, PR news services, the transfer agent or OTC Markets. The Company's shares will be sold to purchasers by the Officers of the Company. All shares sold under this offering circular will be sold at $.20 per share."

Please see the highlighted text above. Semantically, it is impossible for anyone to read that statement and indicate that the price is not fixed. Listed below are all areas where the price is mentioned in the offering circular and the corresponding page number and statement. As you can see, all areas indicate a fixed price. I am unsure how this could be misconstrued as indicating a price range or a non-fixed price:

1. Page 2: All of the shares being qualified for sale by the Company will be sold at a price of $.20 for the duration of the Offering. Any funds received will be immediately available to us. There is no guarantee that we will sell any of the securities being offered in this offering.
   - This is a fixed price.
2. Page 11: Through this offering, we intend to qualify 100,000,000 shares for offering to the public. We are offering these shares at a price per share of $.20. We will receive all proceeds from the sale of the common stock.
   - This is a fixed price.
3. Page 11: Up to 100,000,000 shares of common stock priced at $.20.
   - This is a fixed price.
4. Page 11: We will sell the shares at price per share of $0.20.
   - This is a fixed price.
5. Page 11: 168,859,971 common shares will be issued and outstanding if we sell all the shares, we are offering herein at a price of $.20.
   - This is a fixed price.
6. Page 22: Outstanding and 168,859,971 shares will be issued and outstanding after this offering terminates (assuming all shares have been sold at the price of $.20).
   - This is a fixed price.
7. Page 24: The price of the current offering is priced at $.20 per share
   - This is a fixed price.
8. Page 25: The Company's shares will be sold to purchasers by the Officers of the Company. All shares sold under this offering circular will be sold at $.20 per share.
   - This is a fixed price.

9. Page 27: The offering price per share is $0.20. The following table sets forth the uses of proceeds assuming the sale of 100%, 75%, 50%, and 25% of the securities offered for sale by the Company based on a net price of $.20. There is no assurance that we will raise the full $20,000,000 as anticipated.
    - This is a fixed price.
10. Page 28: All totals reflect the price of $.20 based on the price of shares in the offering.
    - This is a fixed price.

**Opinion**

We are of the opinion that the Issuer Response to the 3rd Commission Comment adequately addressed the Commission Comment. It is further our opinion that the Issuer has clearly stated that the offering is a "fixed price," offering priced at $.20.

**Commission Comment #4.**

***Signatures, page 61***

*4. We note your response to our prior comment 6 and re-issue it as the offering statement still appears to only be executed on behalf of the Company. Please revise your signature page to include the second part of the signatures page that "This offering statement has been signed by the following persons in the capacities and on the dates indicated" and include the required signatures and titles thereunder. In that regard, specifically revise to have the offering statement signed by the principal financial officer, the principal accounting officer and a majority of the members of your board of directors in their individual capacities. See Instructions to Signatures for Form 1-A.*

**Response**

The offering statement was signed by the principal financial officer, the principal accounting officer and a majority of the members of your board of directors in their individual capacities. Respectfully, please indicate EXACTLY how this is incorrect per the above-stated instructions.

**Opinion**

We are of the opinion that the Issuer Response to the 4th Commission Comment adequately conforms to the Commission's instructions, and furthermore, adequately addresses the Commission Comment.

**Summary Opinion**

It is our opinion that the Issuer has adequately addressed the Commission Comment's and reasonably complied with the Commission's instructions related to disclosures pursuant to a Regulation A Offering.

**Attorney Qualifications**

I am an attorney in good standing in the State of New York. I am admitted in New York, the Eastern District of New York, Southern District of New York, the Northern and Southern Districts of Texas and the 2d Cir. Court

of Appeals. I am permitted to practice before the Commission and have not been prohibited from practice thereunder. The opinions expressed above are limited to the Federal Law of the United States of America and no opinion is provided regarding any federal or state law not specifically referenced herein.

**Limitation of Opinion**

This opinion is limited to federal securities laws of the United States of America. We express no opinion as to matters relating to state securities or Blue-Sky laws. We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to this letter and the statements expressed above, including any changes in applicable law which may hereafter occur.

This opinion letter (i) has been furnished to you at the request of the Shareholder and is to be considered confidential information which may not be furnished, reproduced, distributed, disclosed to anyone or quoted from or referred to without our firm's prior written consent, except to the Shareholder, or those persons authorized by the Shareholder, appropriate regulatory and governmental authorities and the Company or to satisfy any and all court orders; (ii) is rendered solely for your information and assistance and is not be relied upon by any other person or for any other purpose not stipulated above without our firm's prior consent.

Very truly yours,

Patrick Ryan Morris NY Bar ID: 5575501
Admitted: 1st Dep't, SDNY, EDNY, ND Tx., SD Tx., 2d Cir.